Filed by German American Bancorp, Inc.
pursuant to Rule 425 under the Securities Act
of 1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Citizens Union Bancorp of Shelbyville, Inc.
Commission File No.: 333- 260386

NEWS RELEASE

For additional information, contact:

Mark A Schroeder, Chairman and Chief Executive Officer

D. Neil Dauby, President and Chief Operating Officer

Bradley M Rust, Senior Executive Vice President and Chief Financial Officer

(812) 482-1314

1 of 19

OCTOBER 25, 2021	GERMAN AMERICAN BANCORP, INC. (GABC) REPORTS CONTINUED STRONG PERFORMANCE DURING THIRD QUARTER

Jasper, Indiana: October 25, 2021 -- German American Bancorp, Inc. (Nasdaq: GABC) reported today continued strong operating performance with earnings of $21.5 million, or $0.81 per share, for third quarter 2021. This level of solid quarterly earnings represented an increase of $6.9 million, or $0.26 per share, approximately 47% on a per share basis, from 2020 third quarter earnings of $14.6 million, or $0.55 per share. On a year-to-date basis, the current earnings of $64.9 million, or $2.44 per share, increased by $23.5 million, or approximately 56% on a per share basis, as compared to third quarter 2020 year-to-date earnings of $41.3 million, or $1.56 per share.

The third quarter 2021 earnings growth, as compared to third quarter 2020, was driven by a number of factors including strong balance sheet growth, within both the core loan portfolio and deposit base, improved net interest income, and a reduced provision for credit losses, coupled with solid core non-interest income revenue increases and controlled non-interest expenses.

As of September 30, 2021, the Company’s total assets were $5.476 billion, representing an increase of $127.2 million, or 10% on an annualized basis, compared to June 30, 2021, and an increase of $622.9 million, or 13%, compared to September 30, 2020. Exclusive of PPP loans and certain sold loans, the increase in total assets reflects an increase in total loans of approximately 5%, on an annualized basis, when comparing September 30, 2021 to June 30, 2021, and an increase of approximately 2% when compared to September 30, 2020. Additionally, the Company’s historically strong loan portfolio demonstrated continued quality improvement, allowing for a $2.0 million reversal of the provision for credit losses in the third quarter of 2021.

NEWS RELEASE

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Mark A Schroeder, Chairman and Chief Executive Officer

D. Neil Dauby, President and Chief Operating Officer

Bradley M Rust, Senior Executive Vice President and Chief Financial Officer

(812) 482-1314

2 of 19

Net interest income during the third quarter of 2021 increased by $2.9 million, or 8%, from the third quarter of 2020, and $7.0 million, or 6%, in 2021 relative to 2020 on year-to-date basis. The increase in net interest income in the third quarter of 2021 compared to the third quarter of 2020 was primarily attributable to the increase in average earning assets. The increase in net interest income for year-to-date 2021 was primarily attributable to an increase in average earning assets, a higher level of fees recognized related to PPP loans and a lower cost of funds.

Year-over-year non-interest income improvements totaled approximately $2.3 million, or 17%, on a quarterly basis, and $4.7 million, or 12%, on a year-to-date basis. A comparison of third quarter 2021 non-interest income to the third quarter of 2020 was driven by a $1.7 million increase in other operating income primarily related to the gain from the sale of two branch office locations during the current quarter. Additionally, the Company generated a $733,000, or 37%, increase in trust and investment product fees and a $544,000, or 19%, increase in interchange fee income during the third quarter of 2021 as compared to the same quarter in 2020. Both of these areas of fee income were positively impacted by the ongoing improvement in economic conditions, with the increase in trust and investment fees largely attributable to increased assets under management within the Company’s wealth management group and the increase in interchange fees related to increased card utilization by customers. These non-interest income improvements were partially offset by reduced levels of net gains on sales of residential loans into the secondary market and of net gains on sales of securities.

The Company’s level of non-interest expenses reflected modest increases in 2021 on both a quarterly and year-to-date basis relative to 2020. The primary drivers of the increase were related to several areas of non-recurring professional and legal related expenses in connection with the previously noted branch office sale, the recently announced pending acquisition of Citizens Union Bancorp of Shelbyville, Inc., and certain other legal matters.

Mark A. Schroeder, German American’s Chairman & CEO, stated, “We were again very pleased with our ability to build upon the momentum of our strong first half of 2021 earnings with very solid performance in the third quarter. We are also excited about the future growth potential in connection with the recent announcement of our pending acquisition of Citizens Union Bancorp of Shelbyville, Kentucky. Citizens Union primarily operates within the Louisville, Kentucky Metropolitan Statistical Area (“MSA”), which will provide us with a strong platform from which we can build upon our existing strong presence on the Indiana side of the Louisville MSA and on our successful Louisville-based Commercial Loan Production and Wealth Management Office. I believe this acquisition represents one of the most important strategic opportunities we’ve had during my tenure as CEO to take our Company to the next level in terms of both future balance sheet and earnings growth.”

NEWS RELEASE

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Mark A Schroeder, Chairman and Chief Executive Officer

D. Neil Dauby, President and Chief Operating Officer

Bradley M Rust, Senior Executive Vice President and Chief Financial Officer

(812) 482-1314

3 of 19

The Company also announced its Board of Directors has declared a regular quarterly cash dividend of $0.21 per share, which will be payable on November 20, 2021 to shareholders of record as of November 10, 2021.

Balance Sheet Highlights

On September 24, 2021, the Company completed the sale of its two branches located in Lexington, Kentucky, to the Home Savings and Loan Company of Kenton, Ohio (“HSLC”). As part of the sale, HSLC assumed approximately $17.6 million in total deposits and purchased approximately $18.0 million in total loans.

Total assets for the Company totaled $5.476 billion at September 30, 2021, representing an increase of $127.2 million, or 10% on an annualized basis, compared with June 30, 2021 and an increase of $622.9 million, or 13%, compared with September 30, 2020. The increase in total assets during the third quarter of 2021 compared with June 30, 2021 and September 30, 2020 has been largely driven by significant growth of deposits.

Securities available for sale increased $110.9 million as of September 30, 2021 compared with June 30, 2021 and increased $659.3 million compared with September 30, 2020. The increase in the securities portfolio in both the third quarter of 2021 and over the past year was the result of increased levels of deposits and cash flows from the forgiveness of loans made under the Paycheck Protection Program ("PPP").

September 30, 2021 total loans declined $61.5 million, or 8% on an annualized basis, compared with June 30, 2021 and declined $212.2 million, or 7%, compared with September 30, 2020. The decline in total loans at September 30, 2021 compared with June 30, 2021 and September 30, 2020 was primarily due to a decrease in PPP loans and, to a lesser degree, the sale of commercial and agricultural loans as a part of the branch sale completed during the third quarter of 2021. PPP loans, net of deferred fees, totaled $68.0 million ($71.2 million principal balance and $3.2 million of remaining net deferred fees) at September 30, 2021 compared with $149.4 million at June 30, 2021 and $341.8 million at September 30, 2020. As of June 30, 2021 the balances of loans sold as a part of the branch sale totaled $15.8 million.

NEWS RELEASE

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Mark A Schroeder, Chairman and Chief Executive Officer

D. Neil Dauby, President and Chief Operating Officer

Bradley M Rust, Senior Executive Vice President and Chief Financial Officer

(812) 482-1314

4 of 19

Excluding PPP loans and the loans sold as a part of the branch sale, total loans increased $35.6 million, or 5% on an annualized basis, at September 30, 2021 compared with June 30, 2021. Commercial real estate loans increased approximately $24.9 million, or 7% on an annualized basis, during the third quarter of 2021 compared with June 30, 2021, commercial and industrial loans increased $2.2 million, or 2% on an annualized basis, and agricultural loans increased $5.0 million, or 6% on an annualized basis (excluding PPP loans and the branch loans that were sold). During the third quarter of 2021 compared with June 30, 2021, retail loans increased $3.4 million, or 2% on an annualized basis.

End of Period Loan Balances	9/30/2021	6/30/2021	9/30/2020
(dollars in thousands)
Commercial & Industrial Loans	$566,769	$647,918	$839,022
Commercial Real Estate Loans	1,528,493	1,517,172	1,453,280
Agricultural Loans	349,321	344,450	376,215
Consumer Loans	299,000	290,890	294,276
Residential Mortgage Loans	269,406	274,093	262,439
	$3,012,989	$3,074,523	$3,225,232
Net PPP Loans (included in Commercial & Industrial Loans above)	$68,047	$149,372	$342,719

In response to requests from borrowers who had experienced pandemic-related business or personal cash flow interruptions, and in accordance with regulatory guidance, the Company began making short-term loan modifications involving both partial and full payment deferrals in April 2020. As of September 30, 2021, the Company has just one commercial real estate loan, in the principal amount of $3.5 million, with a payment modification that is still in effect, with such credit relationship making full interest payments.

The Company’s allowance for credit losses totaled $37.8 million at September 30, 2021 compared to $40.0 million at June 30, 2021 and $46.8 million at September 30, 2020. The allowance for credit losses represented 1.26% of period-end loans (1.29% excluding PPP loans) at September 30, 2021 compared with 1.30% of period-end loans (1.37% excluding PPP loans) at June 30, 2021 and 1.45% of period-end loans (1.62% excluding PPP loans) at September 30, 2020.

NEWS RELEASE

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Mark A Schroeder, Chairman and Chief Executive Officer

D. Neil Dauby, President and Chief Operating Officer

Bradley M Rust, Senior Executive Vice President and Chief Financial Officer

(812) 482-1314

5 of 19

The Company adopted ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) ("CECL") on January 1, 2020. Under the CECL model, certain acquired loans continue to carry a fair value discount as well as an allowance for credit losses. As of September 30, 2021, the Company held net discounts on acquired loans of $5.5 million.

The allowance for credit losses declined during the quarter ended September 30, 2021 as a result of the Company recording a negative $2.0 million provision for credit losses while recording modest net charge-offs. During 2020, the allowance for credit losses increased through elevated provision for credit losses primarily due to the developments during 2020 related to the COVID-19 pandemic and the resulting impact on the economic assumptions used in the CECL model.

The Company tracks lending exposure by industry classification to determine potential risk associated with industry concentrations, if any, that could lead to additional credit loss exposure. As a result of the COVID-19 pandemic, the Company initially identified loan segments that could represent a potentially higher level of credit risk, as many of these customers may have incurred a significant negative impact to their businesses as a result of governmental stay-at-home orders and travel restrictions. At September 30, 2021, the Company had the following exposure to these potentially sensitive COVID-19 identified loan segments:

Industry Segment (dollars in thousands)	Number of Loans	Outstanding Balance	% of Total Loans (excludes PPP Loans)	% of Industry Segment Under Deferral
Lodging / Hotels	39	$121,612	4.1%	2.9%
Retail Shopping / Strip Centers	64	98,651	3.4%	—%
Restaurants	173	53,662	1.8%	—%

Non-performing assets totaled $18.5 million at September 30, 2021 compared to $18.3 million at June 30, 2021 and $23.3 million at September 30, 2020. Non-performing assets represented 0.34% of total assets at September 30, 2021 compared to 0.34% at June 30, 2021 and 0.48% at September 30, 2020. Non-performing loans totaled $18.4 million at September 30, 2021 compared to $17.4 million at June 30, 2021 and $22.9 million at September 30, 2020. Non-performing loans represented 0.61% of total loans at September 30, 2021 compared to 0.57% at June 30, 2021 and 0.71% at September 30, 2020.

NEWS RELEASE

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Mark A Schroeder, Chairman and Chief Executive Officer

D. Neil Dauby, President and Chief Operating Officer

Bradley M Rust, Senior Executive Vice President and Chief Financial Officer

(812) 482-1314

6 of 19

Non-performing Assets	9/30/2021	6/30/2021	9/30/2020
(dollars in thousands)
Non-Accrual Loans	$18,434	$17,386	$22,878
Past Due Loans (90 days or more)	—	—	—
Total Non-Performing Loans	18,434	17,386	22,878
Other Real Estate	112	925	425
Total Non-Performing Assets	$18,546	$18,311	$23,303

Restructured Loans	$106	$108	$113

September 30, 2021 total deposits increased $143.2 million, or 13% on an annualized basis, compared to June 30, 2021 and increased $613.3 million, or 15%, compared with September 30, 2020. Total deposits increased $175.4 million, or 16% on an annualized basis, at September 30, 2021 compared with June 30, 2021, excluding deposit balances associated with the branches sold during the third quarter of 2021, which totaled $32.2 million at June 30, 2021.

The increase in total deposits at September 30, 2021 compared with both June 30, 2021 and September 30, 2020 was largely impacted by participation in the PPP, stimulus payments provided by the federal government, an increase in public funds and general inflows of customer deposits during all periods presented.

End of Period Deposit Balances	9/30/2021	6/30/2021	9/30/2020
(dollars in thousands)
Non-interest-bearing Demand Deposits	$1,453,197	$1,350,399	$1,185,814
IB Demand, Savings, and MMDA Accounts	2,762,328	2,688,611	2,278,826
Time Deposits < $100,000	214,359	226,970	272,530
Time Deposits > $100,000	163,067	183,765	242,504
	$4,592,951	$4,449,745	$3,979,674

NEWS RELEASE

For additional information, contact:

Mark A Schroeder, Chairman and Chief Executive Officer

D. Neil Dauby, President and Chief Operating Officer

Bradley M Rust, Senior Executive Vice President and Chief Financial Officer

(812) 482-1314

7 of 19

Results of Operations Highlights – Quarter ended September 30, 2021

Net income for the quarter ended September 30, 2021 totaled $21,486,000, or $0.81 per share, a decline of 10% on a per share basis compared with the second quarter 2021 net income of $23,822,000, or $0.90 per share, and an increase of 47% on a per share basis compared with the third quarter 2020 net income of $14,593,000, or $0.55 per share.

Summary Average Balance Sheet
(Tax-equivalent basis / dollars in thousands)

	Quarter Ended			Quarter Ended			Quarter Ended
	September 30, 2021			June 30, 2021			September 30, 2020
	Principal Balance	Income/ Expense	Yield/ Rate	Principal Balance	Income/ Expense	Yield/ Rate	Principal Balance	Income/ Expense	Yield/ Rate
Assets
Federal Funds Sold and Other Short-term Investments	$391,814	$141	0.14%	$386,144	$103	0.11%	$197,203	$45	0.09%
Securities	1,645,522	9,198	2.24%	1,480,532	8,794	2.38%	1,021,111	6,369	2.49%
Loans and Leases	3,055,926	35,538	4.62%	3,119,385	34,561	4.44%	3,260,435	36,612	4.47%
Total Interest Earning Assets	$5,093,262	$44,877	3.51%	$4,986,061	$43,458	3.49%	$4,478,749	$43,026	3.83%

Liabilities
Demand Deposit Accounts	$1,409,841			$1,377,754			$1,144,685
IB Demand, Savings, and MMDA Accounts	$2,737,358	$663	0.10%	$2,704,765	$672	0.10%	$2,279,517	$813	0.14%
Time Deposits	395,114	476	0.48%	425,972	597	0.56%	540,248	1,679	1.24%
FHLB Advances and Other Borrowings	190,252	1,149	2.40%	179,698	1,145	2.56%	212,859	1,233	2.30%
Total Interest-Bearing Liabilities	$3,322,724	$2,288	0.27%	$3,310,435	$2,414	0.29%	$3,032,624	$3,725	0.49%

Cost of Funds			0.18%			0.19%			0.33%
Net Interest Income		$42,589			$41,044			$39,301
Net Interest Margin			3.33%			3.30%			3.50%

During the third quarter of 2021, net interest income, on a non tax-equivalent basis, totaled $41,287,000, an increase of $1,407,000, or 4%, compared to the second quarter of 2021 net interest income of $39,880,000 and an increase of $2,899,000, or 8%, compared to the third quarter of 2020 net interest income of $38,388,000.

NEWS RELEASE

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Mark A Schroeder, Chairman and Chief Executive Officer

D. Neil Dauby, President and Chief Operating Officer

Bradley M Rust, Senior Executive Vice President and Chief Financial Officer

(812) 482-1314

8 of 19

The increase in net interest income during the third quarter of 2021 compared with both the second quarter of 2021 and the third quarter of 2020 was primarily attributable to an increase in average earning assets and a higher level of fees recognized related to PPP loans.

The tax equivalent net interest margin for the quarter ended September 30, 2021 was 3.33% compared with 3.30% in the second quarter of 2021 and 3.50% in the third quarter of 2020. The Company's net interest margin in all periods presented has been impacted significantly by fees recognized as a part of the PPP and accretion of loan discounts on acquired loans.

Fees recognized on PPP loans through net interest income totaled $4,109,000 during the third quarter of 2021, $2,776,000 during the second quarter of 2021 and $1,457,000 during the third quarter of 2020. The fees recognized related to the PPP contributed approximately 32 basis points to the net interest margin on an annualized basis in the third quarter of 2021, 22 basis points in the second quarter of 2021 and 13 basis points in the third quarter of 2020. Accretion of loan discounts on acquired loans contributed approximately 4 basis points to the net interest margin in the third quarter of 2021, 5 basis points in the second quarter of 2021 and 11 basis points in the third quarter of 2020. Accretion of discounts on acquired loans totaled $516,000 during the third quarter of 2021, $671,000 during the second quarter of 2021 and $1,189,000 during the third quarter of 2020.

Historically low market interest rates continue to impact the Company's net interest margin. Lower market interest rates continue to negatively impact earning asset yields, with these declines being partially mitigated by a lower cost of funds. The Company has also continued to carry excess liquidity on the balance sheet that resulted from significant deposit growth during 2020, which has continued in the first nine months of 2021, forgiveness of PPP loans, and continued somewhat muted loan growth.

During the quarter ended September 30, 2021, the Company recorded a negative provision for credit losses of $2,000,000 compared with a negative provision for credit losses of $5,000,000 in the second quarter of 2021 and a provision for credit losses of $4,500,000 during the third quarter of 2020. The negative provision for credit losses in the third quarter of 2021 was largely due to a decline in certain adversely criticized assets, improvement in the agricultural loan sector and improvement in certain pandemic-related stressed sectors for which the Company had provided significant levels of allowance for credit losses during 2020. The level of provision for credit losses during the third quarter of 2020 was primarily due to the developments related to the COVID-19 pandemic and the resulting impact on the economic assumptions used in the CECL model.

NEWS RELEASE

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Mark A Schroeder, Chairman and Chief Executive Officer

D. Neil Dauby, President and Chief Operating Officer

Bradley M Rust, Senior Executive Vice President and Chief Financial Officer

(812) 482-1314

9 of 19

Net charge-offs totaled $197,000, or 3 basis point on an annualized basis, of average loans outstanding during the third quarter of 2021 compared with $104,000, or 1 basis point on an annualized basis, of average loans during the second quarter of 2021 and compared with $163,000, or 2 basis point, of average loans during the third quarter of 2020.

During the quarter ended September 30, 2021, non-interest income totaled $15,556,000, an increase of $1,654,000, or 12%, compared with the second quarter of 2021 and an increase of $2,277,000, or 17%, compared with the third quarter of 2020.

	Quarter Ended	Quarter Ended	Quarter Ended
Non-interest Income	9/30/2021	6/30/2021	9/30/2020
(dollars in thousands)
Trust and Investment Product Fees	$2,690	$2,620	$1,957
Service Charges on Deposit Accounts	2,017	1,735	1,773
Insurance Revenues	2,007	2,020	1,989
Company Owned Life Insurance	493	385	355
Interchange Fee Income	3,339	3,482	2,795
Other Operating Income	2,595	1,342	942
Subtotal	13,141	11,584	9,811
Net Gains on Loans	2,197	2,018	2,861
Net Gains on Securities	218	300	607
Total Non-interest Income	$15,556	$13,902	$13,279

Trust and investment product fees increased $70,000, or 3%, during the third quarter of 2021 compared with the second quarter of 2021 and increased $733,000, or 37%, compared with the third quarter of 2020. The increase during the third quarter of 2021 compared with both periods was largely attributable to increased assets under management within the Company's wealth management group.

NEWS RELEASE

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Mark A Schroeder, Chairman and Chief Executive Officer

D. Neil Dauby, President and Chief Operating Officer

Bradley M Rust, Senior Executive Vice President and Chief Financial Officer

(812) 482-1314

10 of 19

Service charges on deposit accounts increased $282,000, or 16%, during the third quarter of 2021 compared with the second quarter of 2021 and increased $244,000, or 14%, compared with the third quarter of 2020. The increase during the third quarter of 2021 compared with both periods was largely the result of increased deposit customer activity.

Interchange fee income declined $143,000, or 4%, during the quarter ended September 30, 2021 compared with the second quarter of 2021 and increased $544,000, or 19%, compared with the third quarter of 2020. The decline in the level of fees during the third quarter of 2021 compared with the second quarter of 2021 was largely related to a seasonal decline in card utilization by customers while the increase in the level of fees in the third quarter of 2021 compared with the same period of 2020 was due to increased card utilization by customers. Card utilization in 2020 was impacted by economic impacts of the COVID-19 pandemic.

Other operating income increased $1,253,000, or 93%, during the third quarter of 2021 compared with second quarter of 2021 and increased $1,653,000 or 175% compared with the third quarter of 2020. The increase during the third quarter of 2021 was primarily attributable to the net gain of approximately $1.4 million related to the sale of the two branch office locations.

Net gains on sales of loans increased $179,000, or 9%, during the third quarter of 2021 compared with the second quarter of 2021 and declined $664,000, or 23%, compared with the third quarter of 2020. The increase in the third quarter of 2021 compared with the second quarter of 2021 was largely related to a higher volume of loans sold. The decline in the third quarter of 2021 compared with the third quarter of 2020 was generally attributable to a lower volume of loans sold and fair value adjustments on commitments to sell loans partially offset by higher pricing levels on loans sold. Loan sales totaled $69.7 million during the third quarter of 2021 compared with $61.5 million during the second quarter of 2021 and $83.5 million during the third quarter of 2020.

The Company realized $218,000 in gains on sales of securities during the third quarter of 2021 compared with $300,000 during the second quarter of 2021 and $607,000 during the third quarter of 2020. The sales of securities in all periods was done as part of modest shifts in the allocations within the securities portfolio.

NEWS RELEASE

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Mark A Schroeder, Chairman and Chief Executive Officer

D. Neil Dauby, President and Chief Operating Officer

Bradley M Rust, Senior Executive Vice President and Chief Financial Officer

(812) 482-1314

11 of 19

During the quarter ended September 30, 2021, non-interest expense totaled $32,444,000, an increase of $3,407,000, or 12%, compared with the second quarter of 2021, and an increase of $3,024,000, or 10%, compared with the third quarter of 2020. In the third quarter of 2021, non-interest expenses included approximately $457,000 of non-recurring acquisition related expenses for the acquisition of Citizens Union Bancorp of Shelbyville, Inc. ("Citizens Union") that was announced during the third quarter of 2021 while the second quarter of 2021 included approximately $94,000 in acquisition related expenses.

	Quarter Ended	Quarter Ended	Quarter Ended
Non-interest Expense	9/30/2021	6/30/2021	9/30/2020
(dollars in thousands)
Salaries and Employee Benefits	$17,274	$16,375	$17,409
Occupancy, Furniture and Equipment Expense	3,453	3,830	3,362
FDIC Premiums	383	329	326
Data Processing Fees	2,006	1,779	1,693
Professional Fees	1,357	1,513	875
Advertising and Promotion	897	705	708
Intangible Amortization	661	711	860
Other Operating Expenses	6,413	3,795	4,187
Total Non-interest Expense	$32,444	$29,037	$29,420

Salaries and benefits increased $899,000, or 5%, during the quarter ended September 30, 2021 compared with the second quarter of 2021 and declined $135,000, or 1%, compared with the third quarter of 2020. The increase in salaries and benefits during the third quarter of 2021 compared with the second quarter of 2021 was largely attributable to higher health insurance costs and hourly wage increases related to a very competitive labor market in the Company's market areas.

Occupancy, furniture and equipment expense declined $377,000, or 10%, during the third quarter of 2021 compared with the second quarter of 2021 and increased $91,000, or 3%, compared to the third quarter of 2020. The decline during the third quarter of 2021 compared to the second quarter of 2021 was primarily related to lease termination costs of $536,000 recognized in the second quarter of 2021 associated with the Company's operating optimization plan.

NEWS RELEASE

For additional information, contact:

Mark A Schroeder, Chairman and Chief Executive Officer

D. Neil Dauby, President and Chief Operating Officer

Bradley M Rust, Senior Executive Vice President and Chief Financial Officer

(812) 482-1314

12 of 19

Data processing fees increased $227,000, or 13%, during the third quarter of 2021 compared with the second quarter of 2021 and increased $313,000, or 18%, compared with the third quarter of 2020. The increase during the third quarter of 2021 compared with both periods was largely attributable to data processing fees related to the branch office sale and the recently announced Citizens Union acquisition.

Professional fees declined $156,000, or 10%, in the third quarter of 2021 compared with the second quarter of 2021 and increased $482,000, or 55%, compared with the third quarter of 2020. The decline during the third quarter of 2021, compared with the second quarter of 2021, was due in large part to a lower level of non-acquisition related legal and other professional fees, which were partially offset by an increase in the professional fees associated with the pending acquisition of Citizens Union. The increase during the third quarter of 2021 compared with the third quarter of 2020 was primarily attributable to professional fees associated with the pending acquisition of Citizens Union.

Advertising and promotion expense increased $192,000, or 27%, in the third quarter of 2021 compared with the second quarter of 2021 and increased $189,000, or 27%, compared with the third quarter of 2020. The increase during the third quarter of 2021 compared with both periods was primarily related to corporate sponsorships of events and increased community activities. The opportunities for sponsorships and community activities have increased as the in-person activities of our customers and communities continue to resume as certain COVID-19 restrictions have been eased.

Other operating expenses increased $2,618,000, or 69%, during the third quarter of 2021 compared with the second quarter of 2021 and increased $2,226,000, or 53%, compared with the third quarter of 2020. The increase during the third quarter of 2021 compared with both the second quarter of 2021 and the third quarter of 2020 was primarily attributable to the establishment of a settlement reserve for a lawsuit challenging the Company’s checking account practices associated with its assessment of overdraft fees for certain debit card transactions. Like many other financial institutions, the Company has been the subject of an overdraft fee related putative class action lawsuit since the third quarter of 2020. This type of litigation is often time consuming and expensive to defend. In order to avoid further costs associated with this type of litigation, the Company determined it was in its best interest to pursue a settlement of this lawsuit during the third quarter of 2021 and therefore accrued a $3,050,000 settlement reserve. On October 21, 2021, the Company executed a settlement agreement for payment of that amount in connection with this lawsuit which remains subject to court approval.

NEWS RELEASE

For additional information, contact:

Mark A Schroeder, Chairman and Chief Executive Officer

D. Neil Dauby, President and Chief Operating Officer

Bradley M Rust, Senior Executive Vice President and Chief Financial Officer

(812) 482-1314

13 of 19

About German American

German American Bancorp, Inc. is a Nasdaq-traded (symbol: GABC) financial holding company based in Jasper, Indiana. German American, through its banking subsidiary German American Bank, operates 64 banking offices in 19 contiguous southern Indiana counties and seven counties in Kentucky. The Company also owns an investment brokerage subsidiary (German American Investment Services, Inc.) and a full line property and casualty insurance agency (German American Insurance, Inc.).

Additional Information About the Merger and Where to Find It

The proposed merger of Citizens Union Bancorp of Shelbyville, Inc. (“CUB”) with and into German American Bancorp, Inc. (“German American”) will be submitted to the CUB shareholders for their consideration. In connection with the proposed merger, on October 20, 2021, German American filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (SEC File No. 333-260386) that includes a proxy statement for CUB and a prospectus for German American, and other relevant documents concerning the proposed merger. A definitive proxy statement/prospectus will also be sent to CUB stockholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION. Communications in this press release do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

You will be able to obtain a copy of the proxy statement/prospectus, as well as other filings containing information about German American, without charge, at the SEC’s website (http://www.sec.gov) or by accessing German American’s website (http://www.germanamerican.com) under the tab “Investor Relations” and then under the heading “Financial Information.” Copies of the proxy statement/prospectus and the filings with the SEC incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Terri A. Eckerle, Shareholder Relations, German American Bancorp, Inc., 711 Main Street, Box 810, Jasper, Indiana 47546, telephone 812-482-1314 or to David M. Bowling, Chief Executive Officer, Citizens Union Bancorp of Shelbyville, Inc., 1854 Midland Trail, Shelbyville, Kentucky 40065, telephone 866-633-4450.

NEWS RELEASE

For additional information, contact:

Mark A Schroeder, Chairman and Chief Executive Officer

D. Neil Dauby, President and Chief Operating Officer

Bradley M Rust, Senior Executive Vice President and Chief Financial Officer

(812) 482-1314

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Participants in the Solicitation

German American and CUB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CUB in connection with the proposed merger. Information about the directors and executive officers of German American is set forth in the proxy statement for German American’s 2021 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 30, 2021, which information has been updated by German American from time to time in subsequent filings with the SEC. Information about the directors and executive officers of CUB is set forth in the proxy statement/prospectus relating to the proposed merger. Additional information about the interests of those participants and other persons who may be deemed participants in the transaction may also be obtained by reading the proxy statement/prospectus relating to the proposed merger. Free copies of this document may be obtained as described above.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release may be deemed “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned that, by their nature, forward-looking statements are based on assumptions and are subject to risks, uncertainties, and other factors. Forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, “would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to German American’s goals, intentions and expectations; statements regarding German American’s business plan and growth strategies; statements regarding the asset quality of German American’s loan and investment portfolios; statements relating to the expected timing and benefits of the proposed merger between German American and CUB, including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the merger, and estimates of German American’s risks and future costs and benefits, whether with respect to the merger or otherwise.

Actual results and experience could differ materially from the anticipated results or other expectations expressed or implied by these forward-looking statements as a result of a number of factors, including but not limited to, those discussed in this press release. Factors that could cause actual experience to differ from the expectations expressed or implied in this press release include:

a.	the unknown future direction of interest rates and the timing and magnitude of any changes in interest rates;

NEWS RELEASE

For additional information, contact:

Mark A Schroeder, Chairman and Chief Executive Officer

D. Neil Dauby, President and Chief Operating Officer

Bradley M Rust, Senior Executive Vice President and Chief Financial Officer

(812) 482-1314

15 of 19

b.	changes in competitive conditions;

c.	the introduction, withdrawal, success and timing of asset/liability management strategies or of mergers and acquisitions and other business initiatives and strategies;

d.	changes in customer borrowing, repayment, investment and deposit practices;

e.	changes in fiscal, monetary and tax policies;

f.	changes in financial and capital markets;

g.	potential deterioration in general economic conditions, either nationally or locally, resulting in, among other things, credit quality deterioration;

h.	the severity and duration of the COVID-19 pandemic and its impact on general economic and financial market conditions and our business, results of operations and financial condition;

i.	our participation in the Paycheck Protection Program administered by the Small Business Administration;

j.	capital management activities, including possible future sales of new securities, or possible repurchases or redemptions by German American of outstanding debt or equity securities;

k.	factors driving impairment charges on investments;

l.	the impact, extent and timing of technological changes;

m.	potential cyber-attacks, information security breaches and other criminal activities;

n.	litigation liabilities, including related costs, expenses, settlements and judgments, or the outcome of matters before regulatory agencies, whether pending or commencing in the future;

o.	actions of the Federal Reserve Board;

p.	changes in accounting principles and interpretations;

q.	potential increases of federal deposit insurance premium expense, and possible future special assessments of FDIC premiums, either industry wide or specific to German American’s banking subsidiary;

NEWS RELEASE

For additional information, contact:

Mark A Schroeder, Chairman and Chief Executive Officer

D. Neil Dauby, President and Chief Operating Officer

Bradley M Rust, Senior Executive Vice President and Chief Financial Officer

(812) 482-1314

16 of 19

r.	actions of the regulatory authorities under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and the Federal Deposit Insurance Act and other possible legislative and regulatory actions and reforms;

s.	impacts resulting from possible amendments or revisions to the Dodd-Frank Act and the regulations promulgated thereunder, or to Consumer Financial Protection Bureau rules and regulations;

t.	the continued availability of earnings and excess capital sufficient for the lawful and prudent declaration and payment of cash dividends;

u.	with respect to the proposed merger with CUB: (i) failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), or the failure of either company to satisfy any of the other closing conditions to the transaction on a timely basis or at all; (ii) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; and (iii) the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies, unexpected credit quality problems of the acquired loans or other assets, or unexpected attrition of the customer base of the acquired institution or branches, or as a result of the strength of the economy, competitive factors in the areas where German American and CUB do business, or as a result of other unexpected factors or events; and

v.	other risk factors expressly identified in German American’s filings with the SEC.

Such statements reflect our views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, growth strategy and liquidity of German American. Readers are cautioned not to place undue reliance on these forward-looking statements. It is intended that these forward-looking statements speak only as of the date they are made. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

GERMAN AMERICAN BANCORP, INC.

(unaudited, dollars in thousands except per share data)

Consolidated Balance Sheets

	September 30, 2021	June 30, 2021	September 30, 2020
ASSETS
Cash and Due from Banks	$54,617	$55,491	$56,706
Short-term Investments	394,871	315,585	194,476
Investment Securities	1,696,578	1,585,701	1,037,263

Loans Held-for-Sale	15,361	17,459	27,993

Loans, Net of Unearned Income	3,009,260	3,070,690	3,221,127
Allowance for Credit Losses	(37,798)	(39,995)	(46,768)
Net Loans	2,971,462	3,030,695	3,174,359

Stock in FHLB and Other Restricted Stock	13,048	13,048	13,168
Premises and Equipment	89,649	90,113	96,682
Goodwill and Other Intangible Assets	128,275	129,305	131,783
Other Assets	111,889	111,172	120,400
TOTAL ASSETS	$5,475,750	$5,348,569	$4,852,830
LIABILITIES
Non-interest-bearing Demand Deposits	$1,453,197	$1,350,399	$1,185,814
Interest-bearing Demand, Savings, and Money Market Accounts	2,762,328	2,688,611	2,278,826
Time Deposits	377,426	410,735	515,034
Total Deposits	4,592,951	4,449,745	3,979,674

Borrowings	186,389	205,506	214,544
Other Liabilities	46,271	44,321	54,631
TOTAL LIABILITIES	4,825,611	4,699,572	4,248,849

SHAREHOLDERS' EQUITY
Common Stock and Surplus	302,228	301,855	300,659
Retained Earnings	336,647	320,717	272,579
Accumulated Other Comprehensive Income	11,264	26,425	30,743
SHAREHOLDERS' EQUITY	650,139	648,997	603,981

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$5,475,750	$5,348,569	$4,852,830

END OF PERIOD SHARES OUTSTANDING	26,546,100	26,545,704	26,492,866

TANGIBLE BOOK VALUE PER SHARE (1)	$19.66	$19.58	$17.82

(1) Tangible Book Value per Share is defined as Total Shareholders' Equity less Goodwill and Other Intangible Assets divided by End of Period Shares Outstanding.

GERMAN AMERICAN BANCORP, INC.
(unaudited, dollars in thousands except per share data)

Consolidated Statements of Income

	Three Months Ended			Nine Months Ended
	September 30, 2021	June 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
INTEREST INCOME
Interest and Fees on Loans	$35,483	$34,504	$36,543	$105,091	$112,481
Interest on Short-term Investments	141	103	45	329	287
Interest and Dividends on Investment Securities	7,951	7,687	5,525	21,974	16,457
TOTAL INTEREST INCOME	43,575	42,294	42,113	127,394	129,225

INTEREST EXPENSE
Interest on Deposits	1,139	1,269	2,492	3,850	11,892
Interest on Borrowings	1,149	1,145	1,233	3,445	4,230
TOTAL INTEREST EXPENSE	2,288	2,414	3,725	7,295	16,122

NET INTEREST INCOME	41,287	39,880	38,388	120,099	113,103
Provision for Credit Losses	(2,000)	(5,000)	4,500	(8,500)	15,550
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	43,287	44,880	33,888	128,599	97,553

NON-INTEREST INCOME
Net Gain on Sales of Loans	2,197	2,018	2,861	6,417	7,378
Net Gain on Securities	218	300	607	1,493	2,190
Other Non-interest Income	13,141	11,584	9,811	36,585	30,215
TOTAL NON-INTEREST INCOME	15,556	13,902	13,279	44,495	39,783

NON-INTEREST EXPENSE
Salaries and Benefits	17,274	16,375	17,409	51,454	50,691
Other Non-interest Expenses	15,170	12,662	12,011	41,286	37,145
TOTAL NON-INTEREST EXPENSE	32,444	29,037	29,420	92,740	87,836

Income before Income Taxes	26,399	29,745	17,747	80,354	49,500
Income Tax Expense	4,913	5,923	3,154	15,489	8,180

NET INCOME	$21,486	$23,822	$14,593	$64,865	$41,320

BASIC EARNINGS PER SHARE	$0.81	$0.90	$0.55	$2.44	$1.56
DILUTED EARNINGS PER SHARE	$0.81	$0.90	$0.55	$2.44	$1.56

WEIGHTED AVERAGE SHARES OUTSTANDING	26,545,868	26,545,869	26,497,398	26,534,044	26,554,369
DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	26,545,868	26,545,869	26,497,398	26,534,044	26,554,369

GERMAN AMERICAN BANCORP, INC.

(unaudited, dollars in thousands except per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2021	2021	2020	2021	2020
EARNINGS PERFORMANCE RATIOS
Annualized Return on Average Assets	1.58%	1.78%	1.21%	1.63%	1.19%
Annualized Return on Average Equity	13.05%	15.09%	9.68%	13.53%	9.35%
Annualized Return on Average Tangible Equity (1)	16.23%	18.99%	12.40%	16.97%	12.08%
Net Interest Margin	3.33%	3.30%	3.50%	3.34%	3.60%
Efficiency Ratio (2)	55.80%	52.85%	55.95%	55.17%	56.55%
Net Overhead Expense to Average Earning Assets (3)	1.33%	1.21%	1.44%	1.30%	1.50%

ASSET QUALITY RATIOS
Annualized Net Charge-offs to Average Loans	0.03%	0.01%	0.02%	0.02%	0.03%
Allowance for Credit Losses to Period End Loans	1.26%	1.30%	1.45%
Non-performing Assets to Period End Assets	0.34%	0.34%	0.48%
Non-performing Loans to Period End Loans	0.61%	0.57%	0.71%
Loans 30-89 Days Past Due to Period End Loans	0.12%	0.12%	0.20%

SELECTED BALANCE SHEET & OTHER FINANCIAL DATA
Average Assets	$5,437,467	$5,359,387	$4,834,954	$5,297,013	$4,641,563
Average Earning Assets	$5,093,262	$4,986,061	$4,478,749	$4,941,567	$4,281,831
Average Total Loans	$3,055,926	$3,119,385	$3,260,435	$3,094,214	$3,191,254
Average Demand Deposits	$1,409,841	$1,377,754	$1,144,685	$1,352,519	$1,022,885
Average Interest Bearing Liabilities	$3,322,724	$3,310,435	$3,032,624	$3,258,929	$2,978,430
Average Equity	$658,634	$631,603	$603,155	$639,283	$588,925

Period End Non-performing Assets (4)	$18,546	$18,311	$23,303
Period End Non-performing Loans (5)	$18,434	$17,386	$22,878
Period End Loans 30-89 Days Past Due (6)	$3,745	$3,681	$6,523

Tax Equivalent Net Interest Income	$42,589	$41,044	$39,301	$123,616	$115,528
Net Charge-offs during Period	$197	$104	$163	$561	$714

(1)	Average Tangible Equity is defined as Average Equity less Average Goodwill and Other Intangibles.
(2)	Efficiency Ratio is defined as Non-interest Expense divided by the sum of Net Interest Income, on a tax equivalent basis, and Non-interest Income.
(3)	Net Overhead Expense is defined as Total Non-interest Expense less Total Non-interest Income.
(4)	Non-performing assets are defined as Non-accrual Loans, Loans Past Due 90 days or more, and Other Real Estate Owned.
(5)	Non-performing loans are defined as Non-accrual Loans and Loans Past Due 90 days or more.
(6)	Loans 30-89 days past due and still accruing.